UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

GRANITE CITY FOOD & BREWERY LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value per share

(Title of Class of Securities)

38724Q404

(CUSIP Number of Class of Securities Underlying Options)

James G. Gilbertson
Chief Financial Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416
(952) 215-0660

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Avron L. Gordon, Esq.

Brett D. Anderson, Esq.

Briggs and Morgan,

Professional Association
80 South Eighth Street, Suite 2200

Minneapolis, MN 55402
(612) 977-8400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$530,246*	$61.56

*                      Estimated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 189,529 shares of the Issuer’s common stock having an aggregate value of $530,246 based on the Black-Scholes option pricing model as of May 18, 2011 will be exchanged or cancelled pursuant to this offer.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the value of the transaction.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$61.56
Form or Registration No.:	Schedule TO
Filing party:	Granite City Food & Brewery Ltd.
Date filed:	May 25, 2011

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 25, 2011, as amended by Amendment No. 1 thereto filed on June 6, 2011, relating to an offer by Granite City Food & Brewery Ltd. (“Granite City”), a Minnesota corporation, to exchange options (the “Exchange Offer”) to purchase shares of its common stock, whether vested or unvested, that were granted to eligible employees with an exercise price in excess of $6.00 per share, as further described in the Offer to Exchange (as defined below).  These options are referred to herein as the “Eligible Options.”  Each new option will be granted pursuant to Granite City’s Amended and Restated Equity Incentive Plan.  An “eligible employee” refers to an employee (including an executive officer) of Granite City as of the commencement of the offer and through the expiration date.

The Exchange Offer is made on the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for New Options (the “Offer to Exchange”), and the related accompanying Election Form and Instructions to Election Form (the “Election Form and Instructions”), which, as amended and supplemented from time to time, together constitute the offer.

The information in the Offer to Exchange, the Election Form and Instructions, including all schedules thereto, is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10.  Financial Statements

Item 10 of the Schedule TO is hereby amended and supplemented by adding the following:

(c)           Summary Information.

Summary financial information pursuant to Item 1010(c) of Regulation M-A is set forth on Schedule B to the Amendment to the Offer to Exchange and is incorporated herein by reference.

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Item 12.  Exhibits

The Index to Exhibits attached to this Schedule TO is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRANITE CITY FOOD & BREWERY LTD.

Date: June 10, 2011	By:	/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated May 25, 2011*
(a)(1)(B)	Cover letter to all Eligible Employees Holding Eligible Options from Robert J. Doran, dated May 25, 2011*
(a)(1)(C)	Election Form*
(a)(1)(D)	Withdrawal Form*
(a)(1)(E)	Confirmation of Receipt of Election Form*
(a)(1)(F)	Form of Reminder E-mail*
(a)(1)(G)	Summary of Eligible Outstanding Stock Options*
(a)(1)(H)	Form of Non-Qualified Option Agreement*
(a)(1)(I)	Form of Incentive Stock Option Agreement*
(a)(1)(J)	Amendment No. 1 to the Offer to Exchange, dated June 6, 2011*
(a)(1)(K)	Cover letter to all Eligible Employees Holding Eligible Options regarding Amendment No. 1 to the Offer to Exchange from Robert J. Doran, dated June 6, 2011*
(A)(1)(L)	Amendment No. 2 to the Offer to Exchange, dated June 10, 2011
(A)(1)(M)	Cover letter to all Eligible Employees Holding Eligible Options regarding Amendment No. 2 to the Offer to Exchange from Robert J. Doran, dated June 10, 2011
(b)	Not applicable
(d)(1)

Granite City Food & Brewery Ltd. Amended and Restated Equity Incentive Plan, effective June 17, 2010 (this exhibit was previously filed as an exhibit to the Company’s Definitive Proxy Statement filed on July 21, 2010 (File No. 000-29643), and is incorporated herein by reference)

(d)(2)

Form of Employee Non-Qualified Stock Option Agreement under Amended and Restated Equity Incentive Plan (this exhibit was previously filed as an exhibit to the Company’s Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643), and is incorporated herein by reference)

(d)(3)

Form of Incentive Stock Option Agreement under Amended and Restated Equity Incentive Plan (this exhibit was previously filed as an exhibit to the Company’s Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643), and is incorporated herein by reference)

(d)(4)

Form of Non-Qualified Stock Option Agreement between the Registrant and certain employees of the Registrant, dated December 27, 2001 (this exhibit was previously filed as an exhibit to the Company’s Annual Report on Form 10-KSB, filed on March 28, 2003 (File No. 000-29643), and is incorporated herein by reference)

(d)(5)	Amended and Restated Equity Incentive Plan Form of Non-Qualified Option Agreement (see Exhibit (a)(1)(H))
(d)(6) (d)(7)

Amended and Restated Equity Incentive Plan Form of Incentive Stock Option Agreement (see Exhibit (a)(1)(I)) Voting and Shareholder Agreement by and between Concept Development Partners LLC and DHW Leasing, L.L.C., dated May 10, 2011 (this exhibit was previously filed as an exhibit to the Company’s Current Report on Form 8-K, filed on May 16, 2011 (File No. 000-29643), and is incorporated herein by reference)

(g)	Not applicable
(h)	Not applicable

*Previously filed.